UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)
For the Fiscal Year Ended December 31, 2014
OR
☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the Transition Period from to

Commission File Number: 1-7959

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

(Full title of the plan)

Starwood Hotels & Resorts Worldwide, Inc.

One StarPoint

Stamford, CT 06902

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

December 31, 2014 and 2013

INDEX

Pages
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS

Statements of Net ASSETS Available for Benefits as of December 31, 2014 and December 31, 2013	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014	4

Notes to Financial Statements	5 – 12

Certain schedules have been omitted because they are not applicable, not material or because the information is included in the financial statements or the notes thereto.

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	13

SIGNATURES	14

EXHIBIT INDEX

Ex 23.1 Consent of Independent Registered Public Accounting Firm	15-16

Report of Independent Registered Public Accounting Firm

To the Audit Committee and Global Benefits Committee of

STARWOOD HOTELS & RESORTS WORLDWIDE, INC. SAVINGS AND RETIREMENT PLAN

We have audited the accompanying statements of net assets available for benefits of the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we have evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Phoenix, Arizona

June 26, 2015

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2014 and 2013

	2014	2013
Assets:
lnvestments at fair value	1,176,928,742	1,101,263,757

Receivables:
Participant contributions	731,501	491,556
Employer contributions	1,765,225	3,110,562
Notes receivable from participants	47,555,895	44,940,362
Accrued investment income	10,665	—

Total receivables	50,063,286	48,542,480

Total assets	1,226,992,028	1,149,806,237
Liabilities:
Accrued expenses	78,326	1,055,035

Total liabilities	78,326	1,055,035

Net assets available for benefits	$1,226,913,702	$1,148,751,202

See Notes to Financial Statements

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2014

2014
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	17,455,961
Dividends and interest	44,243,097

Total investment income	61,699,058

Interest income on notes receivable from participants	1,704,714

Contributions:
Participants	85,724,987
Participant rollovers	4,957,356
Employer	36,812,016

Total contributions	127,494,359

Total additions	190,898,131

Deductions from net assets attributed to:
Benefits paid to participants	108,654,398
Investment and administrative expenses	4,838,658

Total deductions	113,493,056

Net increase in net assets before plan asset transfers	77,405,075
Assets transferred from other plans, net	757,425

Increase in net assets	78,162,500

Net assets available for benefits, beginning of year	1,148,751,202

Net assets available for benefits, end of year	$1,226,913,702

See Notes to Financial Statements

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

(1)	Description of the Plan

The following description of the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan (the Plan) provides only general information. Employees participating in the Plan (Participants) should refer to the summary plan description and the formal Plan document for a more complete description of the Plan’s provisions.

Starwood Hotels & Resorts Worldwide, Inc. (Starwood or the Company) sponsors the Plan which is administered by the Starwood Global Benefits Committee (the Plan Administrator). The Plan became effective April 1, 1997.

General

The Plan is a defined contribution plan that qualifies under Section 401(a) of the Internal Revenue Code (the Code) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan provides for employee pre-tax contributions and matching employer contributions in accordance with Section 401(k) and 401(m) of the Code. The Plan’s assets are held in a trust (Trust) pursuant to a trust agreement with the Company and State Street Bank and Trust Company (State Street).

Eligibility

Company employees become eligible to participate in the Plan when they are 21 years of age and have completed an hour of service. The Company begins to match contributions once the Participant has completed one “year of service” as that term is defined by the Plan.

Contributions

Participants may contribute up to 50% of eligible compensation on a pre-tax basis, subject to the Internal Revenue Service limitation of $17,500 per year for each of the years ended December 31, 2014 and 2013. The Company makes a matching contribution in an amount equal to 100% for Participant contributions up to 1% of eligible compensation and 50% for Participant contributions between 2% and 7% of eligible compensation. Participants direct the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan. Participants can make changes to their investment options daily.

Participants who are age 50 or older by the end of the applicable Plan year and have contributed the maximum pre-tax contributions allowable by the Plan during the Plan year may make an additional pre-tax catch-up contribution. The catch-up contribution is subject to the Internal Revenue Service limitation of $5,500 per year for each of the years ended December 31, 2014 and 2013.

Participants who do not enroll on their own and who do not opt out are automatically enrolled after 90 days, pursuant to the safe harbor for automatic contribution arrangements in Code Section 401(k)(13). The initial contribution rate for those who are auto-enrolled is 3% of eligible compensation. The 3% contribution rate increases by one percentage point each year to a maximum of 6% of eligible compensation. Participants are free to elect out of automatic enrollment at any time.

Vesting

Participants are immediately vested in their voluntary contributions and earnings thereon. Participants become 100% vested in the Company’s matching contributions and earnings thereon after two years of service.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

(1)	Description of the Plan (continued)

Rollovers to the Plan

Participants may roll over to the Plan their qualifying balance from any rollover account permitted for this purpose (e.g., the trust of a qualified plan, an individual retirement account (IRA) or an individual retirement annuity) (rollover account) provided they do so no later than the 60th day following the day on which the Participant receives the distribution from such rollover account.

Participants’ accounts

Separate accounts are maintained with respect to each Participant’s pre-tax contributions, employer matching contributions, and rollover contributions. Each Participant’s account is credited with the Participant’s contributions and share of investment earnings or losses and is charged with the Participant’s share of Plan expenses. Allocations of Plan earnings and losses and of investment expenses are based on the proportion of each Participant’s account balance to the total of all account balances for each investment type. Administrative expenses are allocated as described below. Plan expenses and fees are explained in detail in a mailing sent to Participants annually.

Notes receivable from Participants (Plan loans)

Participants may borrow from the vested portion of their accounts. The minimum loan amount is $1,000, restricted to 50% of the Participant’s vested account balance. The maximum loan amount is the lesser of $50,000 or 50% of the Participant’s vested account balance, reduced by any outstanding loan balance in the prior year. A Participant may have no more than two loans outstanding at one time. The repayment period may not exceed five years from the date of the loan (ten years if the loan proceeds are used to acquire the Participant’s principal residence). The loans are collateralized by the balance in the Participant’s account at the time the loan is made. The loans bear interest at a fixed rate equal to the prime interest rate as of the first business day of the month when the loan was issued, plus 1%.

Notes receivable from Participants are measured at their unpaid principal balance plus accrued interest.

Payment of benefits

Participants are eligible for distribution of vested benefits upon retirement, death, disability or termination of employment. Participants may elect to receive a lump-sum amount or, subject to certain conditions, equal monthly or annual installments over a period not greater than 20 years. Participants may also elect to defer distributions, but in no event beyond April 1 of the year following the year in which the Participant turns 70 1/2.

Withdrawals of a Participant’s vested benefits are also permitted upon attainment of age 59 1/2 or, subject to Plan provisions, as a hardship distribution.

Participants leaving the Plan may roll over the qualifying portion of their distributions to a qualifying rollover account. If a terminating participant who has an account balance of between $1,000 and $5,000 does not take a distribution upon termination, the Plan automatically rolls over the Participant’s account balance to a qualified IRA in the Participant’s name. If a terminating participant with an account balance of under $1,000 does not elect to take a distribution upon termination, the Plan automatically distributes the account balance to the Participant.

Forfeitures

Forfeitures of nonvested Company contributions are applied to reduce future Company contributions. Unallocated forfeited nonvested accounts totaled $275,848 and $246,727 as of December 31, 2014 and 2013, respectively. During the years ended December 31, 2014 and 2013, forfeited nonvested accounts reduced Company contributions by $374,587 and $251,515, respectively.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

(1)	Description of the Plan (continued)

Administrative expenses

Administrative expenses, including investment management and recordkeeping fees, are paid from Plan assets, except to the extent the Company pays such expenses. For the year ended December 31, 2014, substantially all administrative expenses were paid by the Plan other than legal and audit fees, which were paid by the Company. The Plan imposes fees that are deducted directly from Participant accounts for initiating Plan loans ($50), processing domestic relations orders ($450) and overnight mailings ($25). Participants who elect to work with a Professional Account Manager through the Voya Advisor Service pay a fee that is a percentage of their account balance, and that is deducted directly from their accounts.

Changes in employer contributions and termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue Company contributions at any time and to terminate the Plan, the trust agreement, and the trust thereunder, subject to the provisions of ERISA. In the event of Plan termination, partial termination or complete discontinuance of contributions, affected Participants may have the right to become fully vested in the Company contributions and to receive a full distribution of such amounts to the extent required under applicable law and the terms of the Plan document.

(2)	Summary of Significant Accounting Policies

Basis of presentation

The Financial Accounting Standards Board (FASB) sets accounting principles generally accepted in the United States of America (GAAP) to ensure consistent reporting. References to GAAP issued by the FASB in the accompanying notes are to the FASB Accounting Standards Codification (FASB ASC).

The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, income is recognized when earned and expenses are recorded when incurred.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and net assets and the reported amount of additions to and deductions from net assets. Actual results could differ from those estimates.

Concentration of credit risk and market risk

The Plan provides for various investment fund options, which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. The Plan’s risk of credit loss is limited to the carrying value of the investments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

(2)	Summary of Significant Accounting Policies (continued)

New Accounting Pronouncement

In May 2015, FASB issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. The Company plans to adopt this ASU for the annual period ending on December 31, 2016 and is still evaluating the financial statement impacts of the guidance in this ASU.

Subsequent events

In preparing these financial statements, management has evaluated subsequent events through the date the Plan financial statements were issued.

In January 2015, Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan as adopted by Cityfront Hotel Associates L.P, Baltimore Harbor Center Limited Partnership, and Portland Hotel LLC (Mirror Plans) were merged into the Plan. The total plan assets transferred were $8,486,709.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

(2)	Summary of Significant Accounting Policies (continued)

Fair value measurements

FASB ASC 820, Fair Value Measurements and Disclosures, establishes a common definition for fair value, establishes a framework for measuring fair value, and expands disclosures about such fair value measurements. It also establishes a hierarchy for ranking the quality and reliability of the information used to determine fair value by requiring that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1	—	Quoted prices in active markets for identical assets or liabilities.
Level 2	—	Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3	—	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The investment’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value.

Money Market Fund: Valued at cost, which approximates fair value.

Collective Trusts: Investments in common/collective trusts are valued at unit value, which is based on the aggregate current fair values of the underlying assets in relation to the total number of units outstanding. Unit value, or the equivalent of net asset value, is a practical expedient for estimating the fair values of those investments. The common collective trust has no unfunded commitments as of December 31, 2014, and can be redeemed daily with no redemption notice period or other redemption restrictions.

Mutual Funds: Valued using quoted market prices in active markets.

Starwood Common Stock: Valued using quoted market prices in active markets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair value. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

Benefits paid to Participants

Benefits paid to Participants are recorded in the period in which they are paid.

Assets transferred from other plans, net

If a Participant transfers employment between Starwood and an employer who (i) has a business relationship with Starwood (but is not in the Starwood controlled group within the meaning of Code section 414) and (ii) sponsors an unrelated individually-designed retirement plan designated by Starwood, the Participant’s account balance is automatically transferred to the retirement plan sponsored by the receiving employer.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

(3)	Fair Value Measurements

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Money Market Fund	$—	$1,172,941	—	$1,172,941
Collective Trusts
Bond	—	64,940,090	—	64,940,090
Mid and Small-Cap Stocks	—	48,126,200	—	48,126,200
Foreign Stocks	—	75,745,877	—	75,745,877
Age Based	—	276,540,267	—	276,540,267

Total Collective Trusts	—	465,352,434	—	465,352,434
Mutual Funds
Short-term	137,179,395	—	—	137,179,395
Bond	67,811,392	—	—	67,811,392
Large-Cap Stocks	188,080,144	—	—	188,080,144
Large and Mid-Cap Stocks	111,797,423	—	—	111,797,423
Mid-Cap Stocks	44,487,907	—	—	44,487,907
Mid and Small-Cap Stocks	20,146,796	—	—	20,146,796
Foreign Stocks	59,721,657	—	—	59,721,657

Total Mutual Funds	629,224,714	—	—	629,224,714
Starwood Common Stock	81,178,653	—	—	81,178,653

Total Investments at Fair Value	$710,403,367	$466,525,375	—	$1,176,928,742

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Money Market Fund	$—	$2,131,331	$—	$2,131,331
Collective Trusts
Bond	—	42,821,276	—	42,821,276
Mid and Small-Cap Stocks	—	42,932,873	—	42,932,873
Foreign Stocks	—	65,962,929	—	65,962,929
Age Based	—	249,105,882	—	249,105,882

Total Collective Trusts	—	400,822,960	—	400,822,960
Mutual Funds
Short-term	149,245,484	—	—	149,245,484
Bond	71,474,574	—	—	71,474,574
Large-Cap Stocks	165,650,896	—	—	165,650,896
Large and Mid-Cap Stocks	103,010,553	—	—	103,010,553
Mid-Cap Stocks	39,143,734	—	—	31,143,734
Mid and Small-Cap Stocks	19,422,759	—	—	19,422,759
Foreign Stocks	71,222,894	—	—	71,222,894

Total Mutual Funds	619,170,894	—	—	619,170,894
Starwood Common Stock	79,138,572	—	—	79,138,572

Total Investments at Fair Value	$698,309,466	$402,954,291	$—	$1,101,263,757

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

(4)	Investments

The following investments, along with their respective percentage of net assets available for benefits, represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2014		2013
Vanguard Institutional Index Fund	$188,080,144	15%	$165,650,896	14%

Vanguard Prime Money Market Fund	137,179,395	11%	149,245,484	13%

Starwood Common Stock Shares	81,178,653	7%	79,138,572	7%

Wells Fargo Advantage Capital Growth Fund	77,505,950	6%	76,977,962	7%

PIMCO Total Return Admin. Fund	67,811,392	6%	71,474,574	6%

ACWI EX US	75,745,877	6%	65,962,929	6%

US Debt	64,940,090	5%	*	*

Manning & Napier Overseas Fund	*	*	71,222,894	6%

BlackRock LifePath 2040	61,974,148	5%	58,065,190	5%

BlackRock LifePath 2030	61,465,198	5%	58,264,982	5%

*    Investment balance was less than 5% of the Plan’s net assets.

The Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated/depreciated in value as follows for the year ended December 31, 2014:

Collective Trusts	$17,936,718
Mutual Funds	(2,746,723)
Starwood Common Stock	2,265,966

$17,455,961

(5)	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service (IRS) dated July 13, 2011. The determination letter was applicable for amendments adopted by the Plan through May 12, 2011. The Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and operated in compliance with the applicable requirements of the Code and that the Plan was qualified and the related trust was tax-exempt as of December 31, 2014.

(6)	Party-in-Interest Transactions

Certain Plan investments are held in funds managed by State Street. In addition, certain Plan investments are in Starwood common stock.

For the year ended December 31, 2014, the fee incurred by the Plan for the investment management services was $216,762. The fee incurred by the Plan for record-keeper services and participant paid account management services was amounted to $4,621,896. As of December 31, 2014, there were no record-keeping fees are included in accrued expenses.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits from the financial statements to the Form 5500 at December 31:

	2014	2013
Net assets available for benefits per financial statements	$1,226,913,702	$1,148,751,202
Amounts allocated to withdrawing Participants	(197,326)	(524,683)

Net assets available for benefits per Form 5500	$1,226,716,376	$1,148,226,519

The following is a reconciliation of benefits paid to Participants as reported in the financial statements for the year ended December 31, 2014 to Form 5500:

Benefits paid to Participants per the financial statements	$108,654,398
Amounts allocated to withdrawing Participants at December 31, 2013	(524,683)
Amounts allocated to withdrawing Participants at December 31, 2014	197,326

Benefits paid to Participants per the Form 5500	$108,327,041

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

EIN #52-1193298

Plan #001

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2014

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
Money Market Fund
* State Street Global Advisors	State Street Short Term Investment Fund	$1,172,941

Collective Trusts

BlackRock	US Debt Index	64,940,090

BlackRock	ACWI EX US	75,745,877

BlackRock	Russell 2500	48,126,200

BlackRock	BlackRock LifePath Retirement	18,677,844

BlackRock	BlackRock LifePath 2020	41,984,766

BlackRock	BlackRock LifePath 2030	61,465,198

BlackRock	BlackRock LifePath 2040	61,974,148

BlackRock	BlackRock LifePath 2050	28,592,766

BlackRock	BlackRock LifePath 2015	—

BlackRock	BlackRock LifePath 2025	12,047,083

BlackRock	BlackRock LifePath 2035	16,943,447

BlackRock	BlackRock LifePath 2045	24,439,746

BlackRock	BlackRock LifePath 2055	10,415,269

Total Collective Trusts		465,352,434

Mutual Funds

Vanguard	Vanguard Prime Money Market Fund**	137,179,395

Vanguard	Vanguard Institutional Index Fund**	188,080,144

PIMCO	PIMCO Total Return Admin. Fund**	67,811,392

Hartford	Hartford Mid Cap Fund**	44,487,907

Munder	Veracity Small Cap Value Fund**	20,146,796

T. Rowe Price	T. Rowe Price Large Cap Fund**	33,002,080

Wells Fargo	Wells Fargo Advantage Capital Growth Fund**	77,505,950

Manning & Napier	Manning & Napier Overseas Fund**	59,721,657

JP Morgan	JP Morgan	1,289,393

Total Mutual Funds		629,224,714

*Starwood Company Stock Fund	Starwood Company Stock Fund	81,178,653

Participant Loans	Secured by vested benefits; maturity dates through January 2025; interest rates 4% - 9%	47,555,895

		$1,224,484,637

*	Represents a party-in-interest

Note: Cost information has been excluded as all investments are participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Starwood Hotels & Resorts Worldwide, Inc. Global Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC. SAVINGS AND RETIREMENT PLAN

By:	/s/ Alan Schnaid
Alan Schnaid
Starwood Hotels & Resorts Worldwide, Inc. Global Benefits Committee Member

Date: June 26, 2015

EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report on Form 11-K:

Exhibit Number	Description of Exhibit

23.1	Consent of Mayer Hoffman McCann P.C., Independent Registered Public Accounting Firm